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SECURI 13010192 ISSION

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SEC Mail Processing Section
FEB 14 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RB International Markets (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Avenue of the Americas, 16th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P. C.
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CW 2/19/13

RB International Markets (USA) LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stefan Gabriele, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RB International Markets (USA) LLC for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

CEO
____
Title

Annabella Taylor
Notary Public

ANNABELLA TAYLOR
Notary Public, State of New York
No. 01TA6000035
Qualified in Queens County
Certificate Filed in New York County
Commission Expires December 8, 2013

RB INTERNATIONAL MARKETS (USA) LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

RB International Markets (USA) LLC
Index
December 31, 2012

Page(s)

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

RB International Markets (USA) LLC

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of RB International Markets (USA) LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 5, 2013

RB International Markets (USA) LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 3,869,888
Time deposits	4,000,000
Due from affiliates	269,563
Other receivables	237,427
Equipment (net of accumulated depreciation of $6,570)	16,598
Certificate of deposit held as collateral	31,500
Other assets	22,610
Total assets	$ 8,447,586
Liabilities and Member's Equity	
Accrued expenses	$ 220,621
Due to affiliate	194,974
Total liabilities	$ 415,595
Member's equity	$ 8,031,991
Total liabilities and member's equity	$ 8,447,586

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears all of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receipt versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company monthly. The Company also serves as an underwriter of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition
The Company is allocated transaction fees on the purchase and sale of securities transacted with the Parent and receives markups on trades with institutional customers. The Company also earns fees from its Parent for other services including fees for soliciting customers who invest in time deposits with Raiffeisen Bank. All revenue and any related expenses are recorded on a trade date basis.

The Company records fees from underwritings on a trade date basis and trues up the fee when final cash settlement is received. As of December 31, 2012, there are receivables of approximately $237,000 related to underwritings.

Cash
The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution.

The company has two $2 million time deposits with two different financial institutions. One of these deposits matures in June 2013 and provides for interest at an annual rate of 0.4%. The other matures in April 2013 and provides for interest at an annual rate of 0.69%.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year/period end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Equipment
Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of five years.

Income Taxes
For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. Income tax expenses are recorded on a separate company basis.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2012, the Company had net capital of approximately $7,458,000 which exceeded the required net capital by approximately $7,208,000.

4. Related Party Transactions

Commission income is the result of trades made with institutional customers on behalf of affiliates. Commission income earned during the year amounted to $350,749.

During the year, the Company incurred $63,003 with another affiliate for expenses related to office services and facilities, internet and technology, accounting, and human resources. This affiliate also pays employee benefits on behalf of the Company which amount to about $6,500/month. The Company has a 5-year license with this affiliate (entered into on January 1, 2011 and modified on February 1, 2012) to occupy office space at a yearly rate of $14,738 plus 5.6% of any additional taxes or expenses and $1,848 for electricity. This office space and rent amount is evenly split with another affiliate. Rent expense for the year was approximately $6,000. The Company billed this affiliate a similar amount which is paid on its behalf and reimbursed quarterly.

5. Income Taxes

The income tax expense for the year ended December 31, 2012 is summarized as follows:

	Current	Deferred	Total
Federal	$ 155,356	-	155,356
State and local	55,561	-	55,561
	$ 210,917	-	210,917